EXHIBIT 99.1

Included below is note 12 from Reliant Energy, Inc.’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2005.

(12)         Contingencies

(a)           Legal Proceedings.

We are parties to many legal proceedings, some of which may involve substantial amounts.  Unless otherwise noted, we cannot predict the outcome of these proceedings.

Pending Western States Electricity and Natural Gas Litigation

The following proceedings relate to alleged conduct in the electricity and natural gas markets of California and other western states. In 2005, we settled a number of these proceedings; however, many other proceedings remain pending. See note 13.

Electricity Actions. We are parties to various lawsuits in state and federal courts in California relating to our participation in alleged conduct to increase electricity prices in violation of antitrust laws, unfair competition laws and similar laws. The lawsuits seek treble damages, restitution and expenses. The United States Court of Appeals for the Ninth Circuit upheld the dismissal of many of these lawsuits on the basis that the Federal Energy Regulatory Commission (FERC) has exclusive jurisdiction over the claims. In June 2005, the United States Supreme Court denied a petition to review the dismissal of one of these lawsuits. In August 2005, we reached a settlement for a majority of these lawsuits, which was approved by the FERC and given preliminary approval by the California Superior Court in December 2005. We believe that the courts in which the three remaining lawsuits are pending will apply the Ninth Circuit’s prior decisions to those lawsuits. For a description of the settlement terms, see note 13.

Natural Gas Actions. We are parties to 38 lawsuits, a number of which are class action lawsuits, including an action brought by the Nevada Attorney General on behalf of gas consumers in Nevada, in state and federal courts in California, Kansas, New York, Nevada and Tennessee relating to alleged conduct to increase natural gas prices in violation of antitrust and similar laws. The lawsuits seek treble damages, restitution and expenses. The lawsuits also name our subsidiary, Reliant Energy Services, Inc. (Reliant Energy Services), and a number of unaffiliated energy companies as parties. In December 2005, we entered into an agreement in principle to settle the New York class action lawsuits (Cornerstone settlement) involving the alleged manipulation of NYMEX natural gas contracts. The settlement, which is subject to the execution of definitive agreements and court approval, will require us to pay $8 million to the plaintiffs. See note 13.

Criminal Proceeding — Reliant Energy Services. In April 2004, a California federal grand jury indicted Reliant Energy Services and some of its former and current employees for alleged violations of the Commodity Exchange Act, wire fraud and on conspiracy charges. The indictment claims Reliant Energy Services manipulated prices by curtailing electricity generation in California on two days in June 2000. We believe the actions alleged in the indictment did not violate laws in effect during this period and are contesting the indictment vigorously. The earliest we expect the trial to begin is late 2006. If convicted, our subsidiary could be assessed statutory penalties equal to twice the alleged benefit to us from the conduct or twice the alleged harm to the market from the conduct. The indictment alleges that the conduct could have resulted in harm to the market of up to $32 million. In addition, a criminal conviction of Reliant Energy Services could result in potential suspension or debarment from government contracting. We do not believe that the indictment will have any material adverse impact on our business operations.

Los Angeles Department of Water and Power. After filing a similar lawsuit in the California Superior Court in July 2003 (which was transferred to the United States District Court of Nevada and voluntarily dismissed in March 2005), the Los Angeles Department of Water and Power (LADWP) sued us in California Superior Court in January 2004. The lawsuit alleges that we conspired to manipulate natural gas prices in breach of our supply contract with LADWP and in violation of California’s antitrust laws and the California False Claims Act. The lawsuit seeks treble damages for the alleged overcharges (estimated to be $218 million) for gas purchased by LADWP, interest and legal costs. The lawsuit also seeks (a) a determination that an extension of the contract with LADWP was invalid in that the required municipal approvals for the extension were allegedly not obtained and (b) a return of all money paid by LADWP during that period (estimated to be $681 million).

Montana Attorney General. In June 2003, the Montana Attorney General sued Reliant Energy Services and unaffiliated energy companies in Montana state court alleging an unlawful conspiracy to artificially increase electricity and natural gasprices between 2000 and 2001. The lawsuit, which has never been served on us, seeks injunctive relief, treble damages, restitution of overpayments, disgorgement of unlawful profits and legal expenses.

United States Attorney Investigation

Investigation of Natural Gas Price Reporting Issues. The United States Attorney for the Southern District of Texas has been investigating natural gas price reporting issues. The issues relate to the alleged submission of false data to various energy publications and reporting services. In November 2004, a grand jury indicted a former employee of Reliant Energy Services for alleged misreporting of gas prices and the employee subsequently plead guilty but has not been sentenced. The investigation is ongoing and could result in civil or criminal actions being brought against us, certain of our subsidiaries or other current and former employees.

Other Litigation

Texas Commercial Energy. In July 2003, Texas Commercial Energy, LLP (TCE) sued us and several other ERCOT power market participants in the United States District Court for the Southern District of Texas. TCE claimed damages in excess of $535 million for alleged violations of state and federal antitrust laws, fraud, negligent misrepresentation, breach of fiduciary duty, breach of contract and civil conspiracy. The trial court dismissed the lawsuit. The United States Court of Appeals for the Fifth Circuit affirmed the dismissal of the lawsuit and denied TCE’s request for a rehearing. In January 2006, the United States Supreme Court denied a petition to review the dismissal of the lawsuit.

Utility Choice Electric. In February 2005, Utility Choice Electric filed a lawsuit that alleges similar claims to the TCE lawsuit and additional claims including, among others, wire fraud, mail fraud and violations of the Racketeer Influenced and Corrupt Organizations Act. In December 2005, the United States District Court for the Southern District of Texas granted our motion to dismiss all federal claims. The court also dismissed without prejudice the state law claims. Following the dismissal, we reached an agreement to settle the remaining state law claims for an immaterial amount.

ERISA Action. In 2002, participants in our and CenterPoint’s employee benefits plan filed a class action lawsuit in the United States District Court for the Southern District of Texas against us and CenterPoint that alleges breach of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA). The lawsuit seeks monetary damages and restitution. In 2004, the court dismissed us from this proceeding. CenterPoint and some members of CenterPoint’s benefits committee, whom we agreed to indemnify, remained in this case. In January 2006, the court granted our motion for summary judgment and dismissed the case with prejudice. The plaintiffs have the right to appeal the court’s decision.

CenterPoint Indemnity

We have agreed to indemnify CenterPoint against certain losses relating to the lawsuits described above under: (a) ”Pending Western States Electricity and Natural Gas Litigation — Natural Gas Actions,” and “— Los Angeles Department of Water and Power” and (b) ”Other Litigation — ERISA Action.”  In addition, we are also required to indemnify CenterPoint for certain liabilities relating to the initial public offering of our common stock.

PUCT Cases

There are various proceedings pending before the state district court in Travis County, Texas, seeking reviews of the Public Utility Commission of Texas (PUCT) orders relating to the fuel factor component used in our “price-to-beat” tariff. These proceedings pertain to the same issues affirmed by a district court in Travis County and later by the Travis County Court of Appeals in 2004 in a separate proceeding.

(b)           Environmental Matters.

New Source Review Matters. The United States Environmental Protection Agency (EPA) and various states are investigating compliance of coal-fueled electric generating stations with the “New Source Review” requirements of the Clean Air Act. The EPA has agreed to share information relating to its investigations with state environmental agencies. We are unable to predict the ultimate outcome of the EPA’s investigation. In November 2005, we received a notice of intent to sue pursuant to the Clean Air Act from the state of New Jersey relating to one of our power plants located in Pennsylvania. The allegations relate to conduct that occurred prior to our ownership of the power plant. If the state of New Jersey sues us and is successful, we could incur significant capital expenditures associated with the implementation of emissions reductions on an accelerated basis and possible penalties.

Ash Disposal Site Closures. We are responsible for environmental costs related to the future closures of seven ash disposal sites, five of which are owned in whole or in part by REMA and two of which are owned by Orion MidWest. Based on our evaluations with assistance from third-party consultants and engineers, we recorded the estimated discounted costs associated with these environmental liabilities as part of our asset retirement obligations. See note 2(q).

Remediation Obligations. We are responsible for environmental costs related to site contamination investigations and remediation requirements at four power plants in New Jersey. Based on our evaluations with assistance from third-party consultants and engineers, we recorded the estimated liability for the remediation costs of $7 million as of December 31, 2005 and 2004, respectively.

Environmental Class Action. We received notice of a class action lawsuit filed in Superior Court in Ontario, Canada in June 2005 against us and approximately 20 other utility and power generation companies alleging various claims relating to environmental emissions from coal-fired power plants in the United States and Canada. The lawsuit alleges damages of approximately $42.1 billion, with continuing damages in the amount of approximately $3.5 billion annually. The lawsuit also claims entitlement to punitive and exemplary damages in the amount of $860 million. We converted Canadian dollars to United States dollars using an exchange rate as of December 31, 2005. The complaint was not timely served on us under Canadian law, but the plaintiffs may ask the court to extend the time of service or they may commence a new lawsuit. We do not know whether the plaintiffs will proceed with the lawsuit and are not in a position at this time to assess what impact, if any, an adverse decision might have on our results of operations, financial condition and cash flows; however, we are confident that we have operated and continue to operate our coal-fired plants in material compliance with all applicable federal and state environmental regulations.